UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Cascade Microtech, Inc.

(Exact name of registrant as specified in its charter)

Oregon	000-51072	93-0856709
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

9100 SW Gemini Drive, Beaverton, Oregon		97008
(Address of principal executive offices)		(Zip Code)

Steve Mahon, Vice President of Operations, 503-601-1310

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Mineral Disclosure and Report

This Form SD is filed by Cascade Microtech, Inc. (CSCD) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013.

A copy of CSCD’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at [http://www.cmicro.com/company/quality-and-environment]

Item 1.02	Exhibit

A copy of the Cascade Microtech., Inc. Conflict Minerals Report is provided as Exhibit 1.02.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Microtech, Inc.
(Registrant)

/s/ Steve Mahon	May 30, 2014
Steve Mahon	(Date)
Vice President Operations